CUSIP NO. 83084G109	SCHEDULE 13G	Page 1 of 11

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Sky-mobi Limited

(Name of Issuer)

common shares

(Title of Class of Securities)

83084G109

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 83084G109	SCHEDULE 13G	Page 2 of 11

1	NAMES OF REPORTING PERSONS Xplane Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

146,228,048 common shares. Michael Tao Song and Qinyi Zhu may also be deemed to have shared voting power with respect to the above shares, and Li Ou may also be deemed to have shared voting power with respect to 26,021,281 common shares of the above shares. See Item (4) below.

	6	SHARED VOTING POWER 0
7

SOLE DISPOSITIVE POWER

146,228,048 common shares. Michael Tao Song and Qinyi Zhu may also be deemed to have shared dispositive power with respect to the above shares, and Li Ou may also be deemed to have shared dispositive power with respect to 26,021,281 common shares of the above shares. See Item (4) below.

	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,228,048 common shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 55.9%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
*	based on the 261,389,800 common shares outstanding as of December 31, 2012.

CUSIP NO. 83084G109	SCHEDULE 13G	Page 3 of 11

1	NAMES OF REPORTING PERSONS Michael Tao Song
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 146,228,048 common shares. See Item (4) below.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 146,228,048 common shares. See Item (4) below.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,228,048 common shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 55.9%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
*	based on the 261,389,800 common shares outstanding as of December 31, 2012.

CUSIP NO. 83084G109	SCHEDULE 13G	Page 4 of 11

1	NAMES OF REPORTING PERSONS Qinyi Zhu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 146,228,048 common shares. See Item (4) below.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 146,228,048 common shares. See Item (4) below.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,228,048 common shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 55.9%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
*	based on the 261,389,800 common shares outstanding as of December 31, 2012.

CUSIP NO. 83084G109	SCHEDULE 13G	Page 5 of 11

1	NAMES OF REPORTING PERSONS Li Ou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 26,021,281 common shares, based on his 17.795% interest in Xplane Ltd. See Item (4) below.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 26,021,281 common shares, based on his 17.795% interest in Xplane Ltd. See Item (4) below.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,021,281 common shares, based on his 17.795% interest in Xplane Ltd.
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.95%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
*	based on the 261,389,800 common shares outstanding as of December 31, 2012.

CUSIP NO. 83084G109	SCHEDULE 13G	Page 6 of 11

ITEM 1(a).	NAME OF ISSUER:
Sky-mobi Limited (the “Issuer”)
ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
10/F, Building B, United Mansion
No. 2, Zijinghua Road, Hangzhou
Zhejiang 310013,
The People’s Republic of China
ITEM 2(a).	NAME OF PERSON FILING:
Xplane Ltd.
Michael Tao Song, Qinyi Zhu and Li Ou
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
Xplane Ltd.:
Romasco Place, Wickhams Cay 1, P. O. Box 3140
Road Town, Tortola
British Virgin Islands, VG1110
Michael Tao Song, Qinyi Zhu and Li Ou:
10/F, Building B, United Mansion
No. 2, Zijinghua Road, Hangzhou
Zhejiang 310013
The People’s Republic of China
ITEM 2(c)	CITIZENSHIP:
Xplane Ltd. – British Virgin Islands
Michael Tao Song, Qinyi Zhu and Li Ou– People’s Republic of China
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
common shares
ITEM 2(e).	CUSIP NUMBER:
83084G109
ITEM 3.	Not Applicable

CUSIP NO. 83084G109	SCHEDULE 13G	Page 7 of 11

ITEM 4.	OWNERSHIP:
The following information with respect to the ownership of the common shares of the issuer by the Reporting Person is provided as of December 31, 2012:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Xplane Ltd.	146,228,048	55.9%	146,228,048	0	146,228,048	0
Michael Tao Song	146,228,048	55.9%	0	146,228,048	0	146,228,048
Qinyi Zhu	146,228,048	55.9%	0	146,228,048	0	146,228,048
Li Ou	26,021,281	9.95%	0	26,021,281	0	26,021,281

Xplane Ltd., which is controlled by Michael Tao Song and his wife Qinyi Zhu, is the record owner of 146,228,048 common shares of the Company. Li Ou holds a 17.795% interest in Xplane Ltd. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Michael Tao Song and Qinyi Zhu may be deemed to beneficially own all the shares held by Xplane Ltd., and Li Ou may be deemed to beneficially own 26,021,281 common shares held by Xplane Ltd.
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
Not applicable
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Not applicable
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not applicable
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
Not applicable
ITEM 10.	CERTIFICATION:
Not applicable

CUSIP NO. 83084G109	SCHEDULE 13G	Page 8 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2013

Xplane Ltd.	By:	/s/ Michael Tao Song
Michael Tao Song
	Title:	Director

Michael Tao Song	By:	/s/ Michael Tao Song
	Name:	Michael Tao Song

Qinyi Zhu	By:	/s/ Qinyi Zhu
	Name:	Qinyi Zhu

Li Ou	By:	/s/ Li Ou
	Name:	Li Ou

CUSIP NO. 83084G109	SCHEDULE 13G	Page 9 of 11

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement